Exhibit B

                    CSW Energy, Inc./CSW International, Inc.
                            Non-recourse Indebtedness
                                December 31, 1999
                                   (thousands)


                 Initial                      Inflation
     Type         Term      Rate    Maturity  Adjustment   Amount
---------------  --------  -------- --------  ----------  --------------

Eurobond         10 years   8.500%     2005     None      pounds 100,000
Eurobond         10 years   8.875%     2006     None      pounds 100,000
Yankee Bond       5 years   7.980%     2001     None      pounds 129,116
Yankee Bond      10 years   8.750%     2006     None      pounds 129,116
Fixed Rate Loan   7 years   8.250%     2003     None      pounds 112,633
Loan Notes        7 years   4.260%     2002     None      pounds  14,739
Revolver          5 years   5.810%     2001     None      pounds  84,500
Senior Notes      5 years   6.875%     2001     None           $ 200,000